**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**

**12 April 2012**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**TESORO LOGISTICS LP**

**File No. 1-35143 -- CF# 28008**

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TESORO LOGISTICS LP submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 29, 2012.

Based on representations by TESORO LOGISTICS LP that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

        Exhibit 10.20        through March 18, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Timothy S. Levenberg
        Special Counsel